EXHIBIT (c)(9)

February 11, 2004

Mr. John T. Raymond

Plains Resources Inc.

700 Milam Street, Suite 3100

Houston, Texas 77002

Dear Mr. Raymond:

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2004, to the Plains Resources Inc. (Plains) interest in certain oil and gas properties located in Florida as listed in the accompanying tabulations. This report has been prepared using constant prices and costs as discussed in subsequent paragraphs of this letter. For the proved reserves, this report conforms to the guidelines of the Securities and Exchange Commission (SEC). However, inasmuch as the SEC does not recognize probable or possible reserves, the sections of this report dealing with such reserves should not be used in filings with the SEC.

As presented in the accompanying summary projections, Tables I through VI, we estimate the net reserves and future net revenue to the Plains interest, as of January 1, 2004, to be:

	Net Reserves		Future Net Revenue ($)
Category	Oil (Barrels)	Gas (MCF)	Total	Present Worth at 1 0%
Proved Developed
Producing	9,088,069	0	39,615,700	31,997,500
Non-Producing	3,642,060	0	56,534,700	28,938,200
Proved Undeveloped	1,816,698	0	27,115,500	16,517,200

Total Proved	14,546,827	0	123,265,900	77,452,900
Probable(1)	1,508,347	0	20,456,200	9,822,300
Possible(1)	1,141,043	0	21,786,400	10,663,200

(1)	These reserves and future revenue are not risk-weighted.

The oil reserves shown include crude oil only. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Produced gas volumes are consumed in field operations.

The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, proved undeveloped, probable, and possible reserves. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

As shown in the Table of Contents, this report includes a summary projection of reserves and revenue for each reserve category and a graph showing gross historical and projected oil production by reserve category. Also included for each field are a graph showing gross historical and projected production by reserve category; summary projections of reserves and revenue by reserve category; and one-line summaries of reserves, economics, and basic data by lease. For the purposes of this report, the term “lease” refers to a single economic projection.

Future gross revenue to the Plains interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, operating expenses, and abandonment costs but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Future revenue estimates include Plains’ estimates of the costs to abandon the wells and production facilities, net of any salvage value. Abandonment costs are included with other capital investments.

Oil prices used in this report are based on a December 31, 2003 West Texas Intermediate (WTI) posted price of $29.25 per barrel, adjusted by field for quality, transportation fees, and regional price differentials. As a reference, the December 31, 2003 NYMEX WTI price was $32.52 per barrel. Oil prices are held constant in accordance with SEC guidelines.

Lease and well operating costs are based on operating expense records of Plains and include costs estimated to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Plains are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Plains Resources Inc. and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

MBB:CDB